Reed Elsevier Capital Inc.

1105 North Market Street

Wilmington, Delaware 19801

VIA EDGAR

June 6, 2013

Re:	Reed Elsevier Capital Inc.: Registration Statement on
Form F-4 (File No. 333-187736)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reed Elsevier Capital Inc., for and on behalf of Reed Elsevier Capital Inc., Reed Elsevier PLC and Reed Elsevier NV (together the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on June 10, 2013, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call or email to D. Rhett Brandon of Simpson Thacher & Bartlett LLP at (212) 455-3615 or rbrandon@stblaw.com.

Very truly yours,

REED ELSEVIER CAPITAL, INC.

By:	/s/ Kenneth E. Fogarty
Name: Kenneth E. Fogarty
Title: President, Treasurer and Secretary